SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                           For the month of September

                           AIXTRON AKTIENGESELLSCHAFT

                 (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                Aixtron AG: South-Korean LED Companies
                  select AIXTRON / Thomas Swan MOCVD


    AACHEN, Germany / Korea --(BUSINESS WIRE)--Sept. 29, 2005--AIXTRON AG
(FSE: AIX;  ISIN: DE0005066203; NASDAQ: AIXG), a leading provider of deposition
equipment   to the semiconductor industry, today announced a number of system sales to South Korea. The systems will be installed to increase the manufacturing capacities for High Brightness LEDs. Recently, South-Korean LED chip manufacturers have increased their activities in the market place and have gained market share, especially for high end products.
    One MOCVD system, a repeat order for an AIX 2600G3HT model, will be shipped to Samsung Electro Mechanics, a company located in Suwon-City ("Samsung City"), near Seoul. The High Tech company Samsung is one of the world's most successful mobile phone manufacturers, that also delivers many sub-assemblies for mobile phones, such as LED flashlights and keypad LEDs to other companies.
    Additionally, an order was placed by the newly established Korea
Photonics Technology Institute (KOPTI), located at the City of
Gwangju. The city in the southern part of the country is embarking upon a "LED Valley" project that aims to make it one of the most innovative LED production powerhouses in the world. The "LED Valley" project is part of the second phase of Gwangju's ambitious Photonics
2010 plan that aspires to establish the city to be one of the world's top 5 photonics clusters by 2010. One ordered system, a Thomas Swan
Close Coupled Showerhead (CCS) reactor (19x2 inch) will be used for the development and the production of GaN LEDs. The other system ordered, an AIX 2600G3 with a reactor capacity for 18x3 inch wafers, is already the second AIXTRON system established at KOPTI. It will be utilized for the development and manufacture of GaAs based UHB-LEDs.
    Furthermore, one of the most successful start-up companies in South Korea, LED wafer and chip supplier EpiValley Co Ltd. (near
Seoul) has placed a repeat order for two more Thomas Swan CCS reactors
(each with 19x2inch wafer capacity) to match their production capacities with current demands. EpiValley supplies its high quality
LED chips and wafers to numerous fast-growing LED chipmakers in Korea and Taiwan.

    About AIXTRON: AIXTRON AG (FSE: AIX, ISIN: DE0005066203; NASDAQ:
AIXG, ISIN: US0096061041) is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG's securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and, as American Depositary Shares (ADS), on NASDAQ, and are included in the TecDAX index, the NASDAQ Composite Index and the MSCI World Small Cap Index. Founded in 1983, the Company is headquartered in Aachen, Germany. Additional information is available on AIXTRON's website at www.aixtron.com.

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "expect," "anticipate," "contemplate," "intend," "plans," "believe," "continue" and "estimate," and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward- looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

    Additional Information

    For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission's website at www.sec.gov.

WKN: 506620; ISIN: DE0005066203; Index: TecDAX
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin- Bremen, Dusseldorf, Hamburg, Hannover, Munchen und Stuttgart


    CONTACT: AIXTRON AG
             Investor Relations and Corporate Communications
             +49-241-8909-444
             Fax: +49-241-8909-445
             invest@aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: September 29, 2005
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO